FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                             For the month of May, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





May 29, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group




Contact in Japan :

Nobuyuki Koike
TDK Corporation
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp


                Notice Regarding Share Buyback Through ToSTNet-2


TOKYO JAPAN, May 29, 2007 ----- TDK Corporation (the "Company") has decided on the following specific method to buy back its own shares, based on the provisions of Article 156 of the Company Law, as modified and applied pursuant to Article 165-3 of this law.

1. Buyback method

The Company will place an order to purchase shares at 8:45am on May 29, 2007 through ToSTNet-2 (Tokyo Stock Exchange Trading Network System). The price of the shares in the purchase order will be JPY10,900, the closing price of the Company's ordinary shares on the Tokyo Stock Exchange First Section on May 29, 2007 (closing price transaction). (There will be no change to the trading method or time.) The aforementioned purchase order applies only to the time mentioned above.

2. Details of buyback

(1) Type of shares to be repurchased           TDK Corporation common stock

(2) Number of shares to be repurchased         Up to 4 million shares

    Note 1: The number of shares to be purchased is fixed. However, market conditions may mean that some or all the shares are not purchased.

    Note 2: Purchases will be made based on sell orders corresponding to the number of shares to be repurchased.

3. Announcements of buyback results

 The result of the buyback will be announced after the trading time of 8:45am on May 30, 2007.

(For reference:)

   Details of the buyback resolution by the Board of Directors on May 15, 2007 are as follows.

   (1) Type of shares to be repurchased       TDK Corporation common stock

   (2) Number of shares to be repurchased     Up to 4 million shares
                                               (3.0% of total shares issued)

   (3) Total cost                             Up to JPY44.0 billion

   (4) Buyback period                         May 16, 2007 through June 30, 2007


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